ISSUER FREE WRITING PROSPECTUS

(RELATING TO THE PRELIMINARY PROSPECTUS

SUPPLEMENT DATED SEPTEMBER 15, 2014 AND

THE PROSPECTUS DATED APRIL 27, 2012)

FILED PURSUANT TO RULE 433

REGISTRATION NO. 333-181005

SEPTEMBER 15, 2014

AMERIPRISE FINANCIAL, INC.
$550,000,000
3.700% SENIOR NOTES DUE 2024

FINAL TERM SHEET DATED SEPTEMBER 15, 2014

Issuer:	Ameriprise Financial, Inc.

Security:	3.700% Senior Notes due 2024

Trade Date:	September 15, 2014

Settlement Date (T+3):	September 18, 2014

Maturity Date:	October 15, 2024

Coupon:	3.700%

Currency:	USD

Size:	$550,000,000

Security Type:	SEC Registered Senior Notes

Day Count Convention:	30/360

Benchmark Treasury:	UST 2.375% due August 15, 2024

Spread to Benchmark Treasury:	+115 basis points

Benchmark Treasury Spot and Yield:	98-04; 2.591%

Price to Public:	99.656% of principal amount

Yield to Maturity:	3.741%

Optional Redemption:

In full or in part on one or more occasions, make-whole call at a discount rate of Treasury plus 20 basis points or, if greater, 100% of the principal amount of notes to be redeemed, in each case plus accrued and unpaid interest to the date of redemption.

Proceeds (after underwriting discount and before expenses) to Issuer:	$544,533,000 (99.006% of principal amount)

Interest Payment Dates:	Interest will accrue from September 18, 2014 and will be payable semi-annually in arrears on April 15 and October 15 of each year, commencing April 15, 2015.

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP/ISIN:	03076C AG1 / US03076CAG15

Expected Ratings* (Outlook):	A3 (Moody’s) / A (S&P) (Stable / Stable)

Bookrunners:	Barclays Capital Inc. HSBC Securities (USA) Inc. J.P. Morgan Securities LLC

Co-Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated Mischler Financial Group, Inc.

*Note: An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The ratings of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the preliminary prospectus supplement and prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by EDGAR at the SEC web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus and related preliminary prospectus supplement by calling Barclays Capital Inc. toll free at 1-888-603-5847, HSBC Securities (USA) Inc. toll free at 1-866-811-8049 or J.P. Morgan Securities LLC collect at 1-212-834-4533.

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